Exhibit 99.1

For Immediate Release

NOVADAQ Granted Additional SPY Technology Patent Protection in the U.S.

Toronto, Ontario – December 8, 2014 – Novadaq Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced the recent grant of United States Patent No. 8,892,190 entitled “Method and Apparatus for Performing Intra-Operative Angiography.” NOVADAQ’s most recent U.S. Patent adds to the ever-increasing patent portfolio surrounding its SPY fluorescence imaging technology.

“NOVADAQ is always growing its intellectual property portfolio and this patent further strengthens the Company’s proprietary position with respect to our SPY technology,” commented Dr. Arun Menawat, NOVADAQ’s President and CEO. “With the growth of our portfolio running alongside the continued development of our market-leading technology, NOVADAQ is making it increasingly difficult for others to exploit NOVADAQ’s proprietary technology without infringing our IP position.”

Dr. Menawat continued, “While there are many aspects to our IP strategy, we are pleased that this patent is clearly relevant to devices using ICG-based fluorescence techniques to image vasculature in clinical specialties such as plastic and reconstructive surgery, gastro-intestinal surgery, cardiac surgery, and organ transplant surgery, among others.”

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 110 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NOVADAQ, SPY and PINPOINT are registered trademarks of Novadaq Technologies Inc. LUNA is a trademark of Novadaq Technologies Inc.

For more information, please contact:

Stephen Kilmer

Investor Relations

1-647-872-4849

skilmer@novadaq.com